Exhibit 21.1

Subsidiaries of the Registrant

The active subsidiaries of the Company (all of which are included in the consolidated financial statements of the Company and its subsidiaries) are as follows:

Name	State or sovereign power under laws of which organized	Percentage of voting securities owned directly or indirectly by the Company
United States
EDC, Inc.	Ohio	100.0%
Metallus Material Services, LLC	Delaware	100.0%
TSB Metal Recycling LLC	Ohio	100.0%

International
Metallus UK Limited	England	100.0%
TimkenSteel de Mexico S. de R.L. de C.V.	Mexico	100.0%

*TimkenSteel (Shanghai) Corporation Limited was sold on July 30, 2021. Metallus' consolidated financial statements include activity for TimkenSteel (Shanghai) Corporation Limited through July 30, 2021.